Exhibit 99.1

DRAGONWAVE OPENS INDIA SERVICE AND REPAIR CENTER

Company addressing India market to support continued growth of the packet microwave radio market

Ottawa, Canada, May 12, 2014 - DragonWave® Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced it has opened a service and repair center in Delhi, India. The center will be supported by DragonWave’s joint venture DragonWave HFCL and will provide full, in-country repair service and support for DragonWave’s entire product portfolio. The new center allows DragonWave to better service its India customers and significantly reduce turnaround times by avoiding delays associated with import/export regulations for repairs made out of country. Subject to Indian regulatory approvals, the facility may be expanded in the future to service international customers beyond India.

Transport utilizing microwave radios has become the primary choice for carriers in India due to the challenges in deploying fiber in the country’s dense urban areas and reaching remote rural areas. Industry analysts forecast continued microwave growth in India driven by a transition to all-IP radio, microwave backhaul, small-cell deployments and emergent E-band technologies.

“We are seeing good traction in India and it’s an opportune time to establish a service and repair center that will extend our presence in this important market and provide high caliber service and support to our existing and future customer base in country,” said DragonWave’s President and CEO Peter Allen.

About DragonWave Inc.

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-599-9991 ext 2424	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024